SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

P.E. 7/1/02

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

TELESP CELULAR PARTICIPAÇÕES S/A
TAX ID (CNPJ) 02.558.074/0001-73
Com (N I R E) 35.3.001.587.9-2

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
NOTICE TO SHAREHOLDERS

Notice is hereby given to the holders of common shares with voting rights and of preferred shares of TELESP CELULAR PARTICIPAÇÕES S/A that an Extraordinary General Meeting of Shareholders will be held at Alameda Campinas, 266 – Sala Capri, in the city of São Paulo, Brazil, on August 9, 2002, at 11 am, to act on the following Agenda: 1) For holders of common shares with voting rights to elect and nominate a new Chairman of the Board of Directors to replace the Chairman who recently resigned his mandate; and 2) For holders of common shares with voting rights to elect and nominate new members of the Board of Directors to replace those who recently resigned their mandates. The General Meeting shall be opened after the first call provided that shareholders representing at least two thirds of the voting capital are present, or, after the second call, regardless of the number of shareholders present. Proxies shall be received by the Company at its headquarters, at Rua Abílio Soares, 409, 8° andar - Gerência de Acionistas (RIA), in the city of São Paulo, Brazil, at least 24 (twenty four) hours before the time fixed for the beginning of the Meeting. Shareholders of the Company who participate in the Brazilian Stock Exchange Custody Program and who intend to attend the Meeting will be required to present a statement issued by the Custodian dated no more than 2 (two) days before the Meeting, showing their holdings in the capital stock of the Company.

São Paulo, July 23, 2002

Miguel António Igrejas Horta e Costa
Vice-Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

Date: 7/25/02

By: ______________________________
Name: Gilson Rondinelli Filho
Title: Executive Vice-President